Exhibit 99.1

Avianca Holdings S.A.

Bogota, October 17, 2019

In September 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.4 MILLION

PASSENGERS

In September 2019, Avianca Holdings and its subsidiaries carried 2,470,119 passengers, a

2.1% decrease over the same period in 2018.

In September, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,470,119 passengers, a 2.1% decrease compared to September 2018. Capacity, measured in ASKs (available seat kilometers), increased 0.6%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 0.8%. The load factor for the month was 82.6%, an increase of 18 bps compared to the same period of 2018.

Domestic markets in Colombia, Peru and Ecuador

In September, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,428,996 travelers, down 2.0% when compared to the same period of 2018. Capacity (ASKs) decreased 5.9% while passenger traffic (RPKs) decreased 6.9%. The load factor for the month was 81.3%, a decrease of 84 bps when compared to the same month of 2018.

International markets

In September, the affiliated airlines of Avianca Holdings transported 1,041,123 passengers on international routes, down 2.3% when compared to the same period of 2018. Capacity (ASKs) increased 2.0%, while passenger traffic (RPKs) increased 2.5%. The load factor for the month was 82.9%, an increase of 39 bps when compared to September 2018.

Operational Statistics	Sep - 19	Sep - 18	ΔYoY	YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,470	2,524	-2.1%	23,117	22,641	2.1%
ASK (mm)[2]	4,318	4,293	0.6%	41,044	38,907	5.5%
RPK (mm)[3]	3,567	3,538	0.8%	33,767	32,496	3.9%
Load Factor[4]	82.6%	82.4%	0.2pp	82.3%	83.5%	-1.3pp
Domestic Market
PAX (K)[1]	1,429	1,458	-2.0%	13,107	12,905	1.6%
ASK (mm)[2]	744	791	-5.9%	7,056	6,922	1.9%
RPK (mm)[3]	605	649	-6.9%	5,721	5,800	-1.4%
Load Factor[4]	81.3%	82.1%	-0.8pp	81.1%	83.8%	-2.7pp
International Market
PAX (K)[1]	1,041	1,065	-2.3%	10,010	9,736	2.8%
ASK (mm)[2]	3,574	3,503	2.0%	33,988	31,985	6.3%
RPK (mm)[3]	2,962	2,889	2.5%	28,045	26,697	5.1%
Load Factor[4]	82.9%	82.5%	0.4pp	82.5%	83.5%	-1pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

Avianca Holdings S.A.

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect

About Avianca HoldingsS,A,

Avianca Holdings S,A, (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S,A, Avianca (Avianca), Tampa Cargo S,A,S, , incorporated in Colombia, Aerolineas Galapagos S,A, - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S,A,, incorporated in El Salvador, Lineas Aereas Costarricenses S,A,, LACSA, incorporated in Costa Rica, Trans Américan Airlines S,A,, incorporated in Perú, Servicios Aéreos Nacionales S,A,, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S,A,, incorporated in Nicaragua, Isleña de Inversiones S,A, de C,V,, ISLEÑA, incorporated in Honduras and Aviateca S,A,, incorporated in Guatemala,

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca,com